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                              April 29, 2024

       Michael R. Cole
       Chief Financial Officer
       UFP Industries, Inc
       2801 East Beltline, N.E.
       Grand Rapids, Michigan 49525

                                                        Re: UFP Industries, Inc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 28,
2024
                                                            File No. 000-22684

       Dear Michael R. Cole:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Exhibit 13
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 3

   1. We note your use of "decremental operating margin" and "net surplus cash" within the bullet points on page
3. To the extent these represent metrics or non-GAAP measures, please revise to
provide all required disclosures to enable a reader to understand how these were calculated or
determined.
       Item 9A. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 17

   2. We note the disclosure that you conducted an evaluation of your disclosure controls and procedures; however,
you did not clearly disclose management   s conclusions. In this
                                                        regard, please tell us
and revise your future filings to disclose
 Michael R. Cole
UFP Industries, Inc
April 29, 2024
Page 2
         management's conclusion on whether your disclosure controls and procedures were effective at the end of the period. Refer to the guidance in Item 307 of Regulation S-
         K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameMichael R. Cole                             Sincerely,
Comapany NameUFP Industries, Inc
                                                              Division of
Corporation Finance
April 29, 2024 Page 2                                         Office of
Manufacturing
FirstName LastName